Filed by ReNew Energy Global Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RMG Acquisition Corporation II

Commission File No. 001-39776

How the rise of ReNew Power has helped India quickly transition to solar

Bloomberg

April 21, 2021

Ten years ago, solar power barely existed in India. Now the country is adding more generation capacity from solar than coal. It’s showing other sun-soaked developing countries how to rapidly deploy cleaner energy even in the face of corruption, red tape, and weak finances.

Much of India’s success in executing a tricky energy transition can be attributed to entrepreneurs such as Sumant Sinha. The 56-year-old is the chairman and managing director of ReNew Power Pvt Ltd., the country’s largest renewable energy developer.

The rise of ReNew came as India was wrestling with myriad problems: widespread corruption, a frustrating bureaucracy, and the high cost of capital. When the company was founded in 2011, the country ranked 134th in the World Bank’s ease of doing business index, below China and Russia.

And soon there was another crisis: Between 2006 and 2008, banks had approved a flurry of loans to build new coal power plants based on the view that demand for electricity would surge in India. When demand didn’t meet expectations years later, many coal power plants were forced to operate for fewer hours than planned, and the country’s public-sector banks were left with vast amounts of poor-quality debt. That made it hard for companies such as ReNew to raise money domestically, increasing the stakes for Sinha. “I was basically putting all my life’s savings into this venture,” he says.

But he had the right kind of experience for the moment. Before ReNew, Sinha was an investment banker in the U.S. and later the chief operating officer of Indian wind turbine maker and renewable energy operator Suzlon Energy Ltd. He “understood, right off the bat, that renewables was as much a finance story as it was a technology story,” says Kanika Chawla, program manager at United Nations Energy, which coordinates work on energy issues across various UN bodies. Chawla was previously with an environmental think tank that worked closely with ReNew on energy and finance modeling.

Sinha had to make two big moves to expand his company: tap international finance and secure domestic customers. Goldman Sachs Group Inc. had been looking for investments in an emerging market after completing a successful multibillion-dollar exit from wind power in the U.S. in 2007. Sinha made a winning pitch to Goldman, which acquired the largest stake in ReNew for $470 million, with investments starting in 2011. Goldman’s confidence in the company helped Sinha raise funds from institutional investors in Canada, Japan, and the United Arab Emirates.

While money was coming in from backers, Sinha had to ensure there would be domestic consumers to pay for ReNew’s clean power. In India’s highly regulated electricity sector, the customers he found weren’t households but state utilities. Just like the banks, these utilities were heavily indebted from years of mismanagement and poorly enforced regulations. So ReNew created teams around the country that could ensure utilities coughed up what they owed.

That focus and determination helped ReNew dominate the market, even as the competition grew. In February it agreed to merge with blank-check company RMG Acquisition Corp. II and list in the U.S. at a valuation of $8 billion.

********************

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew Power Private Limited (“ReNew”), ReNew Energy Global Limited (“PubCo”) and RMG Acquisition Corporation II (“RMG II”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II and ReNew, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/consent solicitation statement/prospectus discussed below, RMG II’s Quarterly Report on Form 10-Q and other documents filed by PubCo or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and PubCo and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ReNew nor RMG II gives any assurance that either ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. PubCo intends to file a registration statement on Form F-4 that will include a proxy statement of RMG II, a consent solicitation statement of PubCo and a prospectus of PubCo. The proxy statement/consent solicitation statement/prospectus will be sent to all RMG II and PubCo shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II and PubCo are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, PubCo and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, which was filed with the SEC on January 25, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.